Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Aircastle Limited for the registration of common shares, preference shares, depository shares, debt securities, guarantees of debt securities, warrants, subscription rights, purchase contracts, and purchase units and to the incorporation by reference therein of our reports dated February 27, 2009 with respect to the consolidated financial statements of Aircastle Limited and the effectiveness of internal control over financial reporting of Aircastle Limited included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, New York
June 18, 2009